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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                              CREDIT DEPOT CORPORATION
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                                (Name of Issuer)


                            COMMON STOCK, $.001 PAR VALUE
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                           (Title of Class of Securities)


                                     225324409
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                                   (CUSIP Number)


      JONATHAN B. REISMAN, ESQ., 5100 TOWN CENTER CIRCLE, SUITE 330, BOCA RATON FLORIDA 33486, (561) 361-9300
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                              DECEMBER 31, 1997
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 6 Pages
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                                  SCHEDULE 13D

CUSIP NO. 225324409                                           PAGE 2 OF 6 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THIEME FONDS INTERNATIONAL
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


       LUXEMBOURG
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0
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14   TYPE OF REPORTING PERSON*

         IV
         CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




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ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement and the name and address of the principal executive offices of the issuer of such securities ("Credit Depot") is as follows:

         Common Stock, $.001 par value per share (the "Shares")
                            Credit Depot Corporation
                                 Wachovia Center
                                    Suite 700
                           Gainesville, Georgia 30501

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is Thieme Fonds International (the "Reporting Person"). The Reporting Person was organized in Luxembourg and is primarily engaged in the business of investing, reinvesting, owning, holding and trading in securities. The address of the Reporting Person's principal business and principal office is 2, Place de Metz L-1930, Luxembourg.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted by (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (all such natural persons hereinafter collectively referred to as the "Natural Persons") is as follows:

                                 Heiko H. Thieme
                           1370 Avenue of the Americas
                            New York, New York 10019

     Mr. Thieme is the Chief Executive Officer of The American Heritage Fund, Inc. (an investment company), American Heritage Growth Fund, Inc. (an investment company), The Global Opportunity Fund Limited (an investment company), Thieme Consulting, Inc. (a consulting company), Thieme Securities, Inc. (a securities broker-dealer), American Heritage Management Corp. (an investment advisor), Thieme Asset Management S.A. (an investment advisor), Thieme Associates, Inc. (an investment advisor) and the Reporting Person. The principal business address of each such corporation other than the Reporting Person, The Global Opportunity Fund Limited ("Global") and Thieme Asset Management S.A. is 1370 Avenue of the Americas, New York, New York 10019. The principal business address of the Reporting Person is set forth in the response to this Item 2 of this Schedule 13D. Thieme Asset Management S.A. has the same principal business address as does the Reporting Person. The principal business address of Global is c/o MeesPierson Fund Services (Bahamas) Limited, Charlotte House, P. O. Box
N-9204, Nassau, Bahamas. Mr. Thieme is a citizen of Germany.


                                Page 3 of 6 Pages

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                                Jean-Claude Finck
                      Banque et Caisse d'Epargne de l'Etat
                                 1, Place de Metz
                                L-2954 Luxembourg

         Mr. Finck is the Managing Director of Banque et Caisse d'Epargne de l'Etat, which is a bank. Mr. Finck is a citizen of Luxembourg.

                                 Raymond Kirsch
                      Banque et Caisse d'Epargne de l'Etat
                                 1, Place de Metz
                                L-2954 Luxembourg

         Mr. Kirsch is the President and Chief Executive Officer of Banque et Caisse d'Epargne de l'Etat. Mr. Kirsch is a citizen of Luxembourg.

                                  Raymond Wicki
                               von Graffenried AG
                               Markgass-Passage 3
                           CH-3000 Bern 7, Switzerland

         Mr. Wicki is the Managing Director of von Graffenried AG which is a bank and a member of the Board of Directors of Global. Mr. Wicki is a citizen of Switzerland.

         During the last five years, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the Natural Persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither the Reporting Person, nor to the best of the knowledge of the Reporting Person, any of the Natural Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person does not beneficially own any Shares. Global is the beneficial owner of 533,999 Shares which represents approximately 8.7% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 ("Rule 13d-3"). Of the foregoing an aggregate of 175,000

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Shares may be acquired upon conversion of a 10% Secured Convertible Note in the face amount of $350,000 (the "Secured Note"), 80,000 Shares may be acquired upon conversion of a 10% Secured Convertible Note in the face amount of $1,000,000 (the "Note") and 181,250 Shares may be acquired upon exercise of warrants issued by Credit Depot (the "Warrants"). Thieme Consulting, Inc. beneficially owns a warrant to acquire 2,244 Shares which represents less than 1% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3. American Heritage Growth Fund, Inc. ("AHGF") beneficially owns 8,000 Shares which represents less than 1% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3.

          The Reporting Person disclaims any beneficial ownership of any securities beneficially owned by AHGF, Global or Thieme Consulting, Inc. The Reporting Person disclaims any membership in a group with AHGF, Global or Thieme Consulting, Inc.

         (b) To the best of the Reporting Person's knowledge, AHGF, Global and Thieme Consulting, Inc. each have, sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of their respective Shares or will have such power upon the issuance of the respective Shares, as the case may be.

         (c) On December 24,1997, the Reporting Person privately sold 16,900 Shares to Global for $21,125. On December 31,1997, the Reporting Person privately sold 80,849 Shares to Global for $80,849. On the same day, the Reporting Person privately sold the Secured Note and the Warrants to Global for $175,000. On December 31, 1997, Global privately purchased the Note for $1,000,000. During the sixty day period immediately prior to the date hereof, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the other persons referred to in the response to Item 2 hereof, engaged in any other transactions with respect to securities issued by Credit Depot.

         (d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the Shares owned by the Reporting Person or any of the other persons referred to in the response to Item 2 hereof.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Shares on December 31, 1997..


ITEM 6.  CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF
             THE ISSUER

         Credit Depot has paid a commission of $35,000 to Thieme Securities, Inc. and paid the Reporting Person's legal fees and expenses in connection with the loan by the Reporting Person to Credit Depot as evidenced by the Secured Note. It is anticipated that Credit Depot will issue

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warrants or options to Mr. Thieme in connection with his serving as a the
Chairman of the Board of Directors of Credit Depot. Thieme Consulting, Inc. provides consulting services to Credit Depot and will receive remuneration therefor as determined by the Board of Directors of Credit Depot. Other than the foregoing and as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and, to the best of the Reporting Person's knowledge, any of the other persons referred to in the response to Item 2 hereof and between such persons and any other person with respect to any securities of Credit Depot, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

             Not Applicable. (for purposes hereof, the Reporting Person deems the guarantees of the subsidiaries of Credit Depot to be obligations of Credit Depot)


                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                           Date: January 14, 1998

                           THIEME FONDS INTERNATIONAL
                               /s/ Heiko H. Thieme
                           ----------------------------------------
                           Heiko H. Thieme, Chief Executive Officer




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